Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                December 16, 2011

VIA EDGAR

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: The AllianceBernstein Pooling Portfolios - AllianceBernstein Global Core Bond Portfolio
            Post-Effective Amendment No. 14
            File Nos. 333-120487 and 811-21673

Dear Ms. O'Neal-Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of The AllianceBernstein Pooling Portfolios on behalf of its series, AllianceBernstein Global Core Bond Portfolio (the "Portfolio"), as provided orally to Young Seo of this office on December 12, 2011. The Staff's comments and our responses are discussed below.

Comment 1:  EDGAR: The name of the Portfolio should be updated with its new name.

Response:   The name will be updated in the next filing.

Comment 2:  Summary Prospectus: If the Portfolio will have a summary prospectus, please include the legend in the response letter.

Response:   The Portfolio will not have a summary prospectus.

Comment 3:  XBRL filing: Please note that the XBRL filing should be made 15 days after the effective date of the registration statement.

Response:   We will make the XBRL filing 15 days after the effective date.

Comment 4:  Tandy representation should be provided.

Response:   We have provided the Tandy representation.

Comment 5:  Fees and Expenses of the Portfolio - Annual Portfolio Operating
            Expenses: Footnote (a) regarding interest expenses should be deleted.

Response:   We have revised the disclosure in response to this comment.

Comment 6:  Principal Strategies: The first sentence of the first paragraph states that the Portfolio invests, under normal circumstances, at least 80% of its net assets in "fixed-income securities". In light of the fact that the name of the Portfolio is Global Core "Bond" Portfolio, consider rephrasing the 80% policy to refer to "bonds" in lieu of "fixed-income securities".

Response:   In a 1994 Generic Comment Letter, the Staff stated that a fund using the term "bond" in its name satisfies the requirements of Section
            35(d) of the Investment Company Act of 1940 if it invests at least
            65 (now 80) percent of its assets in debt instruments. The Staff has also stated that a fund should describe what it considers to be a "bond". We have revised the disclosure to describe "bonds" as fixed-income securities.

Comment 7:  Principal Strategies: The third sentence of the first paragraph states that the Portfolio invests, under normal circumstances, in the fixed-income securities of "issuers located in at least three countries". Please confirm that the reference to three countries does not include the U.S.

Response:   We understand that a fund that uses "global" in its name should have a policy requiring investment in at least three countries but does not need to exclude the U.S. as would a fund that has "international" in its name. See General Comment Letter dated
            January 3, 1991. We have not revised the disclosure in response to this comment.

Comment 8:  Principal Strategies: The first sentence of the fourth paragraph states that the Portfolio "may" invest in medium-quality securities rated A or Baa by Moody's. Please confirm that the Portfolio will purchase only medium-quality securities rated A or Baa by Moody's or their equivalents.

Response:   The Portfolio may invest in higher quality securities.

Comment 9:  Principal Strategies: Regarding credit default swap agreements
            ("CDS"), if the Portfolio intends to write CDS, please confirm that the Portfolio will cover the full notional value of the CDS it writes.

Response:   The Portfolio covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 10: Principal Risks: As reflected in the ICI Letter, a derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:   We believe that the disclosure is consistent with the ICI Letter.

                                     * * *

      We hereby acknowledge that (i) the Portfolio is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Portfolio may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,

                                        /s/ Young Seo
                                        -------------
                                        Young Seo

cc:   Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.

SK 00250 0453 1250086